UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SCG FINANCIAL ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

78404K103

(CUSIP Number)

April 2, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78404K103	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Investment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 1,000,000*
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Excludes 898,344 warrants (the “Warrants”) that are not exercisable for shares of common stock until 30 days after the first date on which SCG Financial Acquisition Corp. (the “Issuer”) completes an initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, subject to the satisfaction of certain conditions by the Issuer with respect to an effective registration statement under the Securities Act of 1933, as amended, covering the shares of common stock, $0.0001 par value per share of the Issuer (the “Common Stock”) issuable upon exercise of the Warrants.
**	The percentage of shares beneficially owned as set forth in row 11 above is based on 5,092,582 shares of common stock of the Issuer outstanding as of April 8, 2013, upon completion of the Issuer’s tender offer to purchase all of its outstanding shares of common stock (the “Tender Offer”). As of the expiration of the Tender Offer, a total of 4,551,228 shares were validly tendered and not withdrawn, all of which were accepted for purchase by the Issuer resulting in 5,092,582 shares of common stock outstanding.

CUSIP No. 78404K103	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Group, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 1,000,000*
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Excludes 898,344 Warrants that are not exercisable for shares of common stock until 30 days after the first date on which the Issuer completes an initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, subject to the satisfaction of certain conditions by the Issuer with respect to an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Warrants.
**	The percentage of shares beneficially owned as set forth in row 11 above is based on 5,092,582 shares of common stock of the Issuer outstanding as of April 8, 2013, upon completion of the Tender Offer. As of the expiration of the Tender Offer, a total of 4,551,228 shares were validly tendered and not withdrawn, all of which were accepted for purchase by the Issuer resulting in 5,092,582 shares of common stock outstanding.

CUSIP No. 78404K103	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAR Capital Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,000,000*
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER 1,000,000*
	8.	SHARED DISPOSITIVE POWER --0--
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.6%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Excludes 898,344 Warrants that are not exercisable for shares of common stock until 30 days after the first date on which the Issuer completes an initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, subject to the satisfaction of certain conditions by the Issuer with respect to an effective registration statement under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of the Warrants.
**	The percentage of shares beneficially owned as set forth in row 11 above is based on 5,092,582 shares of common stock of the Issuer outstanding as of April 8, 2013, upon completion of the Tender Offer. As of the expiration of the Tender Offer, a total of 4,551,228 shares were validly tendered and not withdrawn, all of which were accepted for purchase by the Issuer resulting in 5,092,582 shares of common stock outstanding.

CUSIP No. 78404K103	13G	Page 5 of 8 Pages

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of SCG Financial Acquisition Corp., a Delaware corporation, and is being filed on behalf of (i) PAR Investment Partners, L.P. (“PAR Investment Partners”), a Delaware limited partnership, (ii) PAR Group, L.P. (“PAR Group”), a Delaware limited partnership and (iii) PAR Capital Management, Inc. (“PAR Capital Management”), a Delaware corporation. The sole general partner of PAR Investment Partners is PAR Group. The sole general partner of PAR Group is PAR Capital Management. The persons mentioned in (i) (ii) and (iii) above are referred to herein as the “Reporting Persons”. All shares of Common Stock reported in this Schedule 13G are held by PAR Investment Partners.

Item 1(a). Name of Issuer:

SCG Financial Acquisition Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

615 N. Wabash Ave., Chicago, Illinois 60611

Item 2(a). Name of Person Filing:

(i) PAR Investment Partners, L.P., (ii) PAR Group, L.P. and (iii) PAR Capital Management, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons:

One International Place, Suite 2401

Boston, Massachusetts 02110

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

78404K103

Item 3. Not Applicable.

Item 4. Ownership.

PAR Investment Partners, PAR Group and PAR Capital Management may be each deemed to own the following:

(a)	Amount beneficially owned: 1,000,000

CUSIP No. 78404K103	13G	Page 6 of 8 Pages

(b)	Percent of class: 19.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,000,000

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 1,000,000

(iv)	Shared power to dispose or to direct the disposition of: --0--

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 78404K103	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2013

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

CUSIP No. 78404K103	13G	Page 8 of 8 Pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of April 12, 2013.

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel